UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Sila Sveta Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
01/29/2015

Physical address of issuer
379 W Broadway, Suite 303, New York, NY 10012

Website of issuer
https://www.silasveta.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
September 27, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$56,416	$79,254
Cash & Cash Equivalents	$13,889	$52,794
Accounts Receivable	$36,560	$0
Short-term Debt	$725,155	$834,480
Long-term Debt	$0	$0
Revenues/Sales	$1,455,312	$1,118,395
Cost of Goods Sold	$973,288	$1,154,913
Taxes Paid	$0	$0
Net Income	$86,487	-$337,145

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 15, 2019

Sila Sveta Inc.





Up to $1,070,000 of Crowd Notes


Sila Sveta Inc. ("Sila Sveta", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 27, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $650,000 under the Combined Offerings (the "Closing Amount") by September 27, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 20, 2019 will be permitted to increase their subscription amount at any time on or before September 27, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after September 20, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 20, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

    (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

    (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

    (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

    (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

    (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

    (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.silasveta.us/investors.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/sila.sveta

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Sila Sveta Inc. is a Delaware Corporation, formed on 01/29/2015.

The Company is located at 379 W Broadway, Suite 303, New York, NY 10012.

The Company's website is www.silasveta.us.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/sila.sveta and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	September 27, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has seen a 30% decline in Y/Y performance during Q2-Q4 2018. The company projected strong growth in 2019, and so far reached $909K in sales in 1H 2019 (unaudited), but if its assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company currently has outstanding debt to the management team. The Company intends for a portion of the funds from the round to be used to pay down this related party debt. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, carry out other business strategies, or other general corporate purposes.

The Company plans to implement new lines of business within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the business, financial condition, or results of operations may be adversely affected.

Failure to obtain new clients could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they sign a new contract, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to change marketing policies excluding DOOH component. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The Company currently holds intellectual property but they may not be able to obtain new intellectual property. The Company has two trademarks registered in USA (Sila Sveta and digital magicians/d-mag), which is the key component of IPR protection strategy. However, changes in U.S. and foreign intellectual property law may impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company's principal shareholders own voting control of the Company. Our current officers, directors, founders, and principal shareholders currently own a total of 100% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own a majority of our Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our shareholders.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has conducted transactions with related parties. During the years ended December 31, 2018 and 2017, stockholders of the Company loaned funds for operations. These loans are non-interest bearing and payable on demand. At December 31, 2018 and 2017, the amount of loans outstanding is $266,671 and $200,001, respectively, and are recorded under 'Related-party loans payable' on the balance sheets.

The Sila Sveta trademark is currently owned by Sila Sveta, Inc., but the founders plan to transfer it to themselves, as individuals, at a future time. The founders also own Sila Sveta Global, a separate Russian entity that is operating under the name "Sila Sveta" outside of North America, thus their interests may not fully align with those of the investors in this round. The loss of the trademark may have a negative impact on the valuation of the Company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If no decision is elected, the maturity of the Note will automatically extend for another six months which can happen unlimited number of times. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $13,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 15%, or based on a $13,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $13,000,000 valuation cap, so you should not view the $13,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Sila Sveta creates digitally immersive experiences. We see ourselves as "Digital Magicians," delivering turn-key solutions for digital shows including stage design, product launch, large-scale 3D projection mapping, and more.

Business Plan
Our Mission | We want to help our clients differentiate themselves in the era of digital communications, allowing them to stand out of competition through a mixture of modern art and visual technologies. Since inception Sila Sveta has successfully delivered more than 30 projects in the U.S. for Vogue, Disney, NBC, Shakira, Drake, SF Motors, Edition Hotels, etc.

Our Customer | We have worked with media, entertainment, and hospitality companies. Going forward, we will also target the public entertainment segment, which we plan to enter with our new development, Digital Zoo, a place for the whole family to see and interact with creatures from around the globe, both living and extinct, while doing less harm to nature.

Our Story | Sila Sveta stands for Power of Light. Alexander Us and Alexey Rozov originally founded Sila Sveta Global*, a separate Russian company, in 2007. The Russian company later became one of the world leaders in 3D Projection Mapping and digital immersive experiences with numerous awards and major projects under the belt. In 2015, the two founders of Sila Sveta Global started Sila Sveta Inc*, a Delaware Corporation with offices in Los Angeles and later New York City, joining forces with Andrey Kostyuk to enter the North America Digital-out-of-home (DOOH) market.

Investors investing in this round will only be investing Sila Sveta Inc, not Sila Sveta Global. The two entities share multiple business assets, including branding and personnel. Sila Sveta Inc will only be taking projects in the U.S., Canada, and Mexico, while Sila Sveta Global will be taking projects outside of the above-mentioned locations.

The Company's Products and/or Services

Product / Service	Description	Current Market
VR & 3D Mapping Dynamic Performance Stage Design	Our current product is digital shows of a different kind for corporates. We focus on product launches, stage design, 3D	Our typical customer in b2b environment is either an agency representing a brand/artist or a brand

	mapping on large outdoor surfaces (buildings, bridges etc.), immersive responsive indoor settings. We aim to extend our product line based on brand and experience into b2c environment launching Digital Zoo project for family entertainment.	itself represented by people in marketing/communications. Top industries for us are automotive, consumer electronics, music tours and music clubs. Our target customer in b2c environment are families/single parents with children 5 to 17 years old, both locals and tourists.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Sila Sveta is currently a B2B business (100% of revenues since launch). As of today, Sila Sveta is mainly involved in B2B projects for major agencies and brands. We plan to continue to expand this line of business as it provides us a relatively stable cash flow.

Funds from this round will be used to push out a new B2C vertical focused on permanent digital installations, starting with our Digital Zoo concept.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5,558,927	Business development consulting services; Business consulting services, namely, providing assistance in development of business strategies and creative ideation; Business consulting services concerning digital videos, virtual reality, projection mapping, interactive audiovisual content, 360-degree videos, augmented reality, and mixed reality; Distributorship services in the field of lighting products, projectors, and video screens; Manufacturer representatives in the field of lighting products, projectors, and video screens; Wholesale store services featuring lighting products.	SILA SVETA	August 14, 2017	September 11, 2018	US

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
New Hires	50%	50%	50%
Content Development	33%	33%	33%
General Expenses	17%	17%	17%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Alexander Us	Co-Founder & President (2018 - Present)	Sila Sveta Inc. Co-Founder & Director (2015- 2018)
Andrey Kostyuk	CFO (2018 - Present)	Sila Sveta Inc. Co-Founder & President (2016 – 2018)
Alexey Rozov	Co-Founder & Director (2015 - Present)	Sila Sveta Inc. Co-Founder & Director (2015 - Present)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees, including two of the founders, located in New York..

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	1500 shares	Yes	N/A	100%	N/A
Option Pool	10%	N/A	If exercised	0%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Stockholder's loan	Alexander Us	66'667	No interest, no schedule	N/A	None	N/A	
Stockholder's loan	Alexey Rozov	66'667	No interest, no schedule	N/A	None	N/A	
Stockholder's loan	Andrey Kostyuk	66'667	No interest, no schedule	N/A	None	N/A	

Ownership

A majority of the Company is owned by a few individuals. Those individuals are as set forth below..

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Alexander Us	500 Common Units	33.34%
Andrey Kostyuk	500 Common Units	33.33%
Alexey Rozov	500 Common Units	33.33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Sila Sveta, Inc. ("the Company") was incorporated on January 30, 2015 under the laws of the State of Delaware, and is headquartered in New York, NY. Sila Sveta is an interactive media, production and conceptual design company engaged in work-for-hire digital content creation, video equipment reselling and technical supervision of projects for which the Company designs content.

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and

- Collectability is reasonably assured.

The Company's revenues during the two years ending December 31, 2017 and 2018 mainly consist of interactive media and production services.

Accounts Receivable and Allowance for Uncollectible Accounts
The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, the Company determined an allowance for uncollectible accounts of $108,000 and $0, respectively, was necessary.

The Company has incurred losses from inception of approximately $773,739 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $65,000 in cash on hand as of June 21, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock. If the Crowd Note holders do not elect repayment of the Outstanding Loan Balances or conversion of the Crowd Notes, the maturity date shall automatically be extended for successive six (6) month periods, during which time interest shall continue to accrue.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $13,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $13,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual simple interest rate of 5.00%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $650,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the Company, you do not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Upon conversion into shares of the Company, investors in the Crowd Notes would hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

During the years ended December 31, 2018 and 2017, stockholders of the Company loaned funds for operations. These loans are non-interest bearing and payable on demand. At December 31, 2018 and 2017, the amount of loans outstanding is $266,671 and $200,001, respectively, and are recorded under 'Related-party loans payable' on the balance sheets.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the

Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alexander Us
_____
(Signature)

Alexander Us
_____
(Name)

CEO, principal executive officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexander Us
_____
(Signature)

Alexander Us
_____
(Name)

CEO, principal executive officer
_____
(Title)

7/15/19
_____
(Date)

/s/Alexey Rozov

_____

(Signature)

Alexey Rozov

_____

(Name)

Executive producer

_____

(Title)

7/15/19

_____

(Date)

/s/Andrey Kostyuk

_____

(Signature)

Andrey Kostyuk

_____

(Name)

principal financial officer, principal accounting officer

_____

(Title)

7/15/19

_____

(Date)

Instructions.

- The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
- The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



SILA SVETA INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

SILA SVETA INC.

Years Ended December 31, 2018 and 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Sila Sveta, Inc.
379 W. Broadway, Suite 303
New York, NY 10012

We have reviewed the accompanying financial statements of SIla Sveta, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

May 13, 2019

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Sila Sveta
BALANCE SHEETS
December 31, 2018 and 2017
(unaudited)

ASSETS

		2018		2017
Current assets				
Cash and cash equivalents	$	13,889	$	52,794
Accounts receivable, net of allowance		36,560		-
Total current assets		50,449		52,794
Non-current assets				
Property and equipment, net		5,967		9,945
Security deposit		-		16,515
Total non-current assets		5,967		26,460
Total assets	$	56,416	$	79,254

LIABILITIES AND STOCKHOLDERS' EQUITY

		2018		2017
Current liabilities				
Accounts payable	$	458,484	$	634,479
Related-party loans payable		266,671		200,001
Total liabilities		725,155		834,480
Commitments and contingencies		-		-
Stockholders' Equity				
Common stock, no par value, 1,500 shares authorized and 1,500 issued and outstanding at December 31, 2018 and 2017, respectively		105,000		105,000
Accumulated deficit		(773,739)		(860,226)
Total stockholders' equity		(668,739)		(755,226)
Total liabilities and stockholders' equity	$	56,416	$	79,254

See accountants' review report and accompanying notes to the financial statements.

SILA SVETA

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

		2018		2017
Sales revenue, net	$	1,455,312	$	1,118,395
Cost of sales		973,288		1,154,913
Gross profit		482,024		(36,518)
Operating expenses				
Salaries and Wages		71,992		51,592
General and administrative		104,424		125,796
Depreciation and amortization		3,978		3,979
Professional fees		16,438		17,766
Marketing		110,225		45,591
Rent		84,398		55,903
Total operating expenses		391,455		300,627
Income (loss) from operations		90,569		(337,145)
Other income (expense)				
Loss on security deposit		(4,082)		-
Total other income (expense)		(4,082)		-
Net income (loss) before income taxes		86,487		(337,145)
Provision for income taxes		-		-
Net income (loss)	$	86,487	$	(337,145)

See accountants' review report and accompanying notes to the financial statements.

3

Sila Sveta

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2018 and 2017

(unaudited)

	Common Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount		
Balance on December 31, 2016	1,500 $	105,000 $	(523,081) $	(418,081)
Net income (loss)			(337,145)	(337,145)
Balance on December 31, 2017	1,500	105,000	(860,226)	(755,226)
Net income (loss)			86,487	86,487
Balance on December 31, 2018	1,500 $	105,000 $	(773,739) $	(668,739)

See accountants' review report and accompanying notes to the financial statements.

4

SILA SVETA

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net income (loss)	$ 86,487	$ (337,145)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	3,978	3,979
Loss on security deposit	4,082	-
Changes in operating assets and liabilities:		
Accounts receivable	(36,560)	51,314
Accounts payable	(175,995)	248,990
Security deposit	12,433	-
Net cash used by operating activities	(105,575)	(32,862)
Cash flows from financing activities		
Proceeds from related party debt	66,670	-
Net cash provided by financing activities	66,670	-
Net increase in cash and cash equivalents	(38,905)	(32,862)
Cash and cash equivalents, beginning	52,794	85,656
Cash and cash equivalents, ending	$ 13,889	$ 52,794
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Sila Sveta, Inc. ("the Company") was incorporated on January 30, 2015 under the laws of the State of Delaware, and is headquartered in New York, NY. Sila Sveta is an interactive media, production and conceptual design company engaged in work-for-hire digital content creation, video equipment reselling and technical supervision of projects for which the Company designs content.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company's revenues during the two years ending December 31, 2017 and 2018 mainly consist of interactive media and production services.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

(Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, the Company determined an allowance for uncollectible accounts of $108,000 and $0, respectively, was necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $110,225 and $45,491 in advertising costs, respectively, recorded under the heading 'Marketing' in the statements of operations.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $773,739 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

ASU Update 2014-09, *Revenue from Contracts with Customers (Topic 606)* was issued by the FASB related to recognizing revenue in contracts with customers for private companies with an effective date for years beginning on or after December 15, 2018. The Company is currently in the process of reviewing the impact of the adopting ASC Topic 606. No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 13, 2019, the date these financial statements were available to be issued. There are no subsequent events to disclose.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.
The Company has incurred losses from inception of approximately $773,739 which, among other factors, raises

substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2018	2017
Furniture & Fixtures	14,789	14,789
Computer Equipment	5,103	5,103
	19,892	19,892
Accumulated depreciation	(13,925)	(9,947)
Property and equipment, net	$ 5,967	$ 9,945

Depreciation expense for the years ended December 31, 2017 and 2016, was $3,978 and $3,979, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, stockholders of the Company loaned funds for operations. These loans are non-interest bearing and payable on demand. At December 31, 2018 and 2017, the amount of loans outstanding is $266,671 and $200,001, respectively, and are recorded under 'Related-party loans payable' on the balance sheets.

NOTE 5 – STOCKHOLDERS'/MEMBERS' EQUITY

At December 31, 2018 and 2017, the Company had 1,500 authorized and 1,500 issued shares of no par value common stock. The Company did not issue any common stock during 2017 or 2018.

NOTE 6 – OPERATING LEASE

During 2018, the Company executed a membership agreement to lease office space in New York, New York. The lease commenced April 9, 2018 and is renewed on a monthly basis with no expiration date. The monthly lease payment is $3,100.

For the years ended December 31, 2018 and 2017, the Company recognized rent expense on leases in which it was named the lessee of $39,795 and $47,580, respectively.

EXHIBIT C
PDF of SI Website

INVESTORS' DECK

SILA SVETA INC.

f   V   ⊙   silasveta.com

Disclaimer

This presentation contains offering materials prepared solely by Sila Sveta Inc. without the assistance of S subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and inf among other things, the company, its business plan and strategy, and its industry. These statements refle current views with respect to future events based information currently available and are subject to risks that could cause the company's actual results to differ materially. Investors are cautioned not to place un forward-looking statements as they are meant for illustrative purposes and they do not represent guarant levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor a or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is to update any such statements to conform them to actual results.

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Interactive VR & 3D media production company

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Sila Sveta is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Sila Sveta without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Notable clients include NBC Sport, ABC Walt Disney Studios, SF Motors, and more.

> Produced multimedia content for The Met Gala 2017, Drake's Aubrey & the Three Migos Tour, BET Awards' Instagram booth, J. Cole's Forest Hill Drive Tour, Dirk Nowitzki's retirement ceremony during Dallas Mavericks's final regular-season home game, and Marriott and Ian Schrager's collaboration - Time Square EDITION Hotel's jumbotron display.

> Achieved $1.45mm in net revenue in 2018, a +30% growth from 2017.

> Co-founded by Alexander Us, the creative mind behind a Quarter-finalist of America's Got Talent 2016- the Sila Sveta performance group. His artwork "Sleeping Beauty" received a 4 out of 4 approval from the judges.

> The creative directors behind the Sila Sveta brand received numerous awards including the Bronze Cube by ADC for the Met Gala 2017 project, Grand Prix for Interactive & Multimedia by Auto Vision, and two prizes at the recent international Visual Artist Award.

Fundraise Highlights

> Total Round Size: US $1,500,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

> Valuation Cap: US $13,000,000

> Target Minimum Raise Amount: US $650,000

> Offering Type: Side by Side Offering

Sila Sveta creates digitally immersive experiences. We see ourselves as "Digital Magicians," delivering turn-key solutions for digital shows including stage design, product launch, large-scale 3D projection mapping, and more.

Our Mission | We want to help our clients differentiate themselves in the era of digital communications, allowing them to stand out of competition through a mixture of modern art and visual technologies. Since inception Sila Sveta has successfully delivered more than 30 projects in the U.S. for Vogue, Disney, NBC, Shakira, Drake, SF Motors, Edition Hotels, etc.

Our Customer | We have worked with media, entertainment, and hospitality companies. Going forward, we will also target the public entertainment segment, which we plan to enter with our new development, Digital Zoo, a place for the whole family to see and interact with creatures from around the globe, both living and extinct, while doing less harm to nature.

Our Story | Sila Sveta stands for Power of Light. Alexander Us and Alexey Rozov originally founded Sila Sveta Global*, a separate Russian company, in 2007. The Russian company later became one of the world leaders in 3D Projection Mapping and digital immersive experiences with numerous awards and major projects under the belt. In 2015, the two founders of Sila Sveta Global started Sila Sveta Inc*, a Delaware Corporation with offices in Los Angeles and later New York City, joining forces with Andrey Kostyuk to enter the North America Digital-out-of-home

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Investors investing in this round will only be investing Sila Sveta Inc, not Sila Sveta Global. The two entities share multiple business assets, including branding and personnel. Sila Sveta Inc will only be taking projects in the U.S., Canada, and Mexico, while Sila Sveta Global will be taking projects outside of the above-mentioned locations.

Product & Service

Product Overview

B2B: As of today, Sila Sveta is mainly involved in B2B projects for major agencies and brands. We plan to continue to expand this line of business as it provides us a relatively stable cash flow.

- pre-production ideation and conceptualization;
- digital content production and post-production;
- reselling Panasonic equipment;
- execution on-site - technical support, maintenance, and management.

B2C: In addition to our B2B vertical which delivered over $1.45mm in gross revenue in 2018, funds from this round we will be used to push out a new B2C vertical focused on permanent digital installations, starting with our Digital Zoo concept.

What is Digital Zoo? In an attempt to share wildlife with children without violating animal rights, we plan to build a multilayered space split by habitats or animal species on an area up to 10,000 sq. ft. Using wide-format projections, we can immerse the visitors into different worlds: desert, jungle, Siberian forest, ocean deep...just name it. By using holographic technologies, we believe we can achieve the effect of presence so that visitors can see rare creatures from the world right in front of them, in minuscule detail. Such technology can continuously be updated and improved so that visitors want to keep coming back. We can also incorporate interactive elements like temperature, wind, rain, smell, and touch. Visitors can watch 360° movies projected on the cupola screens, touch the animals, and even get into their bodies - imagine seeing the world through the eyes of an eagle.

Business Model

For our B2B business, we will use a mix of proprietary sales effort, independent sourcing agents, and cooperation with CAA on a case-by-case basis to secure other major projects.

For B2C, we plan to work with ticketing platforms, tourist agencies, and social media influencers. Our goal is to showcase our future project in one or two major cities, i.e. New York and Las Vegas, and then expand into permanent venues or pop-up shops around the country. We can also license these projects out to interested third parties. Our future revenue model is five-pronged:

- tickets,
- merchandise,
- royalties,
- sales of equipment to licensees,
- partnerships/collaborations

Testimonials

"Space Center Houston is thrilled with how the whole exhibit turned out"- Paul Spana, Exhibits Manager

"What a fun working with these really talented and devoted artists"- Ian Schrager, Founder Studio54

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

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SHOWREEL 2018

Media Mentions

02:15

Team Story

The Sila Sveta brand's story dates back to 2007 when its two co-founders, Alexander Us and Alexey Rozov, decided to retrofit some second-hand Chinese slide projectors and use them for a 3D projection show. They didn't own a garage, so they worked from home, and then moved to a small space provided by their first customer, a night club, together with their first two employees.

In January 2015, they joined forces with Andrey Kostyuk and co-founded Sila Sveta Inc.*, a Delaware entity, to serve the North America market. Our two producers, Paulina Zakh and Sveta Ermolaeva, oversee and manage everything that we deliver through Sila Sveta Inc, together with Joshua Smith, our Head of PR & Marketing.

Sila Sveta has embarked on a new journey of delivering family digital entertainment. First off, we are building a Digital Zoo – a place for families to go and enjoy interacting closely with animals, without trapping them behind bars. We are thrilled about creating an experience like this for both children and adults alike and believe this will change the future of interactive entertainment.

**Investors investing in this round will only be investing Sila Sveta Inc, not Sila Sveta Global.*

Founders and Officers



Andrey Kostyuk

CO-FOUNDER, CHIEF FINANCIAL OFFICER

Born on May 13, 1972 in Moscow, Russia. Graduated as accountant and auditor in 1996. Been awarded Ph.D. on taxation in 2001. Graduated from dual Georgetown University/ESADE Business School Global Executive MBA program in 2015.

Entrepreneur and investor since early 1990s. Strategist. Over 20 years in finance with more than 15 years in merchant banking and over 10 years in real estate. Focusing on angel investing, providing both money and advice to start-ups worldwide with emphasis on established offline services being digitized to differentiate and disrupt existing delivery/sales models.

Andrey describes himself as Chief Boring Officer - in the company of creatives he is in charge of finance, HR, and investor relations. His background as merchant banker and investment fund manager makes him a good fit for the role.

*Andrey works part-time for the Company.



Alexey Rozov

CO-FOUNDER, EXECUTIVE PRODUCER

Alexey is the one who merges creativity with real world requirements. Producers report to him when project is being executed.

He was the first CEO and investor into Sila Sveta Global, pledging $100K of his savings to purchase the first equipment and pay salaries. In 2010 he was the project manager for two first big events delivered in Moscow - mapping on TV tower and Museum of WWII.

Later on Alexey produced festival work for Circle of Light festival in 2011, Philip Morris advertising tour in 2012, permanent installation in Central Children Store in Moscow in 2013.

Since then he oversees each and every project Sila Sveta delivers and is a major part of each and every success the company has.

*Alexey works part-time for the Company.

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Alexander Us

CO-FOUNDER, CREATIVE PRODUCER

Alexander is the main creative talent behind Sila Sveta's most important works. He also coordinates creative and art directors.

Alexander will be the main driving force of Digital Zoo in regard to content and immersive experiences. He is a well-known and respected professional. Among his achievements (which he shares with his team) are the following awards:

● Festival of Advertising and Marketing Communications "Silver Mercury"

The Festival of Advertising and Marketing Communications "Silver Mercury" was founded in 2001. Since 2009, it has been an exclusive representative of The Globes Awards organized by the Marketing Agencies Association Worldwide. The Silver Mercury winner can take part in The Globes Awards and present their project on an international level including the prestigious Cannes Lions Awards.

o WINNER in 2017, Gold Award, B2B Event Marketing for "AI vs YOU: Audie A5 Launch"

o WINNER in 2017, Silver Award, B2C Event Marketing for "Audi A4 Space"

o WINNER in 2017, Silver Award, Best Indoor Advertising Solution for "Audi A4 Space"

● ADC Awards

The ADC Awards are the oldest continuously running industry award show in the world. It celebrates the very best in advertising, digital media, graphic and publication design, packaging, motion, photography, and illustration, all with a focus on artistry and craftsmanship.

o WINNER in 2017, Award of Merit, Motion/Innovation Category for "Levitation"

● Global Event Awards

The Global Event Awards, also known as Eventex Awards, recognize excellence in the field of events and have become an industry showcase of the best practices, the most original ideas, and the top innovations of today.

o WINNER in 2015 for Best Product Launch 2015, Audi Q7 launch: VR movie theatre #imagineQ7

● Event Marketing Awards

The Event Marketing Awards celebrate the burgeoning business events industry across Greater China. The awards aim to recognize and celebrate companies applying best practice to the creation, planning, production and management of innovative and successful events in Greater China.

o WINNER in 2016 for Best Use of Technology/Social Media for "All New Mercedes-Benz E-Class Long Wheelbase China Launch"

● Borealis - light festival in Seattle

o 2018 Jury Prize Award for Loneliness, poetic projection mapping on the Museum of History and Industry.

*Alexander works part-time for the Company.

Key Team Members



Paulina Zakh

Head of Special Projects, Creative Producer



Sveta Ermolaeva

Producer



JS

Joshua Smith

Head of PR & Marketing

Q&A with the Founder

Q: Please detail your product/platform and its key use cases.

Sila Sveta: Our current product is digital shows for corporates. We focus on product launches, stage design, 3D mapping on large outdoor surfaces (buildings, bridges, etc.), and immersive, responsive indoor settings. We aim to extend our product line, based on our brand and experience, into a B2C environment with our planned Digital Zoo project for family entertainment.

Q:

How many full-time and part-time employees (including founders) do you currently have?

Sila Sveta:

We currently have five full-time employees, including Alexander Us, Global Creative Director; Alexey Rozov, General Producer; Paulina Zakh and Sveta Ermolaeva, both are producers; and Aizada Muratbek kyzy, the office manager.

We have about ten part-time employees, including our co-founder Andrey Kostyuk, CFO, Investor Relations. Also we had identified teams which work on the projects with us, both designing the content and delivering the actual experience to the audience. They are not salaried and are paid per project.

Note that our CFO Andrey Kostyuk also runs Taurus Aurum Global Property Investment Fund, and is not expected to join full-time because of his involvement in other businesses.

Q:

How many full-time employees and part-time employees (including founders) do you expect to have post-raise?

Sila Sveta:

Initially we plan to have twelve to fifteen full-time employees. We will hire a CEO, a creative director, an art director, several designers, and an inbound marketing manager/sales lead. Then we plan to hire about 20 staff per each venue of Digital Zoo.

We plan to assemble a creative team to deliver the content for Digital Zoo Phase 1.

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Q: Are any founders no longer with the company? If yes, please explain.

Sila Sveta: Ruslan Nasybullov left the company in 2017 to focus on his real estate business which needed full-time involvement. His shares were acquired by the three remaining co-founders.

Q: What are current and expected post-raise founder salaries?

Sila Sveta:

Currently only Alexander Us, our Global Creative Director, is entitled to $90,000 annually proportionally to his time spent directly involved into the projects Sila Sveta Inc. delivers. The founders do not plan to substantially change this arrangement post-raise by increasing and/or establishing salaries.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $650,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	15.0%
Valuation Cap:	US $13,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Sila Sveta has set an overall target minimum of US $650,000 for the round, Sila Sveta must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Sila Sveta's Form C.
Regulation CF cap:	While Sila Sveta is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

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If Minimum Amount Is Raised

If Maximum Amount Is Raised



- General Expenses
- New Hires
- Content Development and Purchase

- New Hires
- General Expenses
- Content Development and Purchase
- Leasing of premises and equipment

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Investor Perks

Every investor | Sila Sveta memorabilia

$2,500+ | Two free family tickets to the opening of NYC Digital Zoo (see pp. 19-24 of the deck) and $100 merchandise coupon

$5,000+ | Four free family tickets to the opening of NYC Digital Zoo (see pp. 19-24 of the deck) and $200 merchandise coupon

$15,000+ | Free non-expiring family ticket to any Digital Zoo in the US and five free family tickets to the opening of NYC Digital Zoo (see pp. 19-24 of the deck), $500 merchandise coupon, & two invitations for an event produced by Sila Sveta Inc. following the investment round

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

Sila Sveta, Inc. ("the Company") was incorporated on January 30, 2015 under the laws of the State of Delaware, and is headquartered in New York, NY. Sila Sveta is an interactive media, production and conceptual design company engaged in work-for-hire digital content creation, video equipment reselling and technical supervision of projects for which the Company designs content.

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company's revenues during the two years ending December 31, 2017 and 2018 mainly consist of interactive media and production services.

Accounts Receivable and Allowance for Uncollectible Accounts: The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, the Company determined an allowance for uncollectible accounts of $108,000 and $0, respectively, was necessary.

The Company has incurred losses from inception of approximately $773,739 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $65,000 in cash on hand as of June 21, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the
Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company can be found in the Data Room.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

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Market Landscape

Digital out-of-home media revenue in the United States from 2010 to 2017, https://www.statista.com/statistics/650838/dooh-media-revenue-usa/

Global Digital-out-of-Home Advertising Expenditure since 2000, https://www.statista.com/statistics/272951/global-digital-out-of-home-advertising-expenditure-since-2000/

Digital out-of-home (DOOH) is developing at speed. It started with advertising, but is getting more and more about engagement and entertainment. We aim to become a major player in this market segment in North America.

USA Digital-Out-Of-Home Market was valued at $3,200 million in 2017, and is projected to grow steadily into the future in line or exceeding the global trend with only the digital ad market valued worldwide at $12,520 million USD in 2016 and forecasted to reach $26,210 million by 2023.

The problem society faces today is pretty much like the one in the analogous world of the past – lack of quality content and so disengagement of target audience, which potentially leads to slower adoption of DOOH by society. **Our mission is to supply high-quality entertainment to the public as well as differentiate our corporate customers from their competition by smartly applying cutting-edge technologies.**

Our competitive edge is that we have in-depth market knowledge and experience, a core team with international pedigree, and access to a creative talent pool which we harbor and nourish in and around the company. We differentiate ourselves on quality of execution, turnaround speed, and artistic touch in everything we do.

Our main competitors were Moment Factory and Obscura Digital (which became a part of MSGC and does not work for third parties any longer), and other smaller businesses and artists like The Mill, BureauBetak, Strangeloop Studios, Refik Anadol, Nonotak, so we believe we operate in a blue ocean.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has seen a 30% decline in Y/Y performance during Q2-Q4 2018. The company projected strong growth in 2019, and so far reached $909K in sales in 1H 2019 (unaudited), but if its assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company currently has outstanding debt to the management team. The Company intends for a portion of the funds from the round to be used to pay down this related party debt. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, carry out other business strategies, or other general corporate purposes.

The Company plans to implement new lines of business within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the business, financial condition, or results of operations may be adversely affected.

Failure to obtain new clients could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they sign a new contract, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to change marketing policies excluding DOOH component. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The Company currently holds intellectual property but they may not be able to obtain new intellectual property. The Company has two trademarks registered in USA (Sila Sveta and digital magicians/d-mag), which is the key component of IPR protection strategy. However, changes in U.S. and foreign intellectual property law may impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

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The Company's principal shareholders own voting control of the Company. Our current officers, directors, founders, and principal shareholders currently own a total of 100% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own a majority of our Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our shareholders.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has conducted transactions with related parties. During the years ended December 31, 2018 and 2017, stockholders of the Company loaned funds for operations. These loans are non-interest bearing and payable on demand. At December 31, 2018 and 2017, the amount of loans outstanding is $266,671 and $200,001, respectively, and are recorded under 'Related-party loans payable' on the balance sheets.

The Sila Sveta trademark is currently owned by Sila Sveta, Inc., but the founders plan to transfer it to themselves, as individuals, at a future time. The founders also own Sila Sveta Global, a separate Russian entity that is operating under the name "Sila Sveta" outside of North America, thus their interests may not fully align with those of the investors in this round. The loss of the trademark may have a negative impact on the valuation of the Company.Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If no decision is elected, the maturity of the Note will automatically extend for another six months which can happen unlimited number of times. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $13,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 15%, or based on a $13,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $13,000,000 valuation cap, so you should not view the $13,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE

Highlights

Overview

> 📁 Pitch Deck and Overview (2 files)   Folder

Product & Service

> 📁 Product or Service (16 files)   Folder

The Team

> 📁 Financials (1 file)   Folder

Q&A with Founder

> 📁 Fundraising Round (1 file)   Folder

Term Sheet

📁 Investor Agreements (2 files)   Folder

Investor Perks

Financial Discussion

📄 Purchase Agreement   Document

Market Landscape

📄 Investor Proxy Agreement   Document

Data Room   > 📁 Miscellaneous (4 files)   Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Sila Sveta

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Sila Sveta. Once Sila Sveta accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Sila Sveta in exchange for your securities. At that point, you will be a proud owner in Sila Sveta.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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FAQs
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How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Sila Sveta has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Sila Sveta does not plan to list these securities on a national exchange or another secondary market. At some point Sila Sveta may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Sila Sveta either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Sila Sveta's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Sila Sveta's Form C. The Form C includes important details about Sila Sveta's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

PROFILE MENU

EXHIBIT D

Investor Deck

SILA SVETA INC.

SILA SVETA INC.
SILA SVETA INC.

silasveta.com

•• INVESTORS’ DECK ••



Disclaimer

This presentation contains offering materials prepared solely by Sila Sveta Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Executive Summary

Our Mission | We want to help our clients differentiate themselves in the era of digital communications, allowing them to stand out of competition through a mixture of modern art and visual technologies. Since inception Sila Sveta has successfully delivered more than 30 projects in the U.S. for Vogue, Disney, NBC, Shakira, Drake, SF Motors, Edition Hotels, etc.

Our Customer | We have worked with media, entertainment, and hospitality companies. Going forward, we will also target the public entertainment segment, which we plan to enter with our new development, Digital Zoo, a place for the whole family to see and interact with creatures from around the globe, both living and extinct, while doing less harm to nature.

Our Story | Sila Sveta stands for Power of Light. Alexander Us and Alexey Rozov originally founded Sila Sveta Global*,a separate Russian company, in 2007. The Russian company later became one of the world leaders in 3D Projection Mapping and digital immersive experiences with numerous awards and major projects under the belt. In 2015, the two founders of Sila Sveta Global started Sila Sveta Inc*, a Delaware Corporation with offices in Los Angeles and later New York City, joining forces with Andrey Kostyuk to enter the North America Digital-out-of-home (DOOH) market.

*Investors investing in this round will only be investing in Sila Sveta Inc, not Sila Sveta Global. The two entities share multiple business assets, including branding and personnel. Sila Sveta Inc will only be taking projects in the U.S., Canada, and Mexico, while Sila Sveta Global will be taking projects outside of the above-mentioned locations.



Key US Projects

- **Drake and Shakira tours**
  content design

- **Samsung Galaxy Unpacked for Note 8, 9 & 10**
  presentation

- **Jumbotron Edition Times Sq**

- **Space Center Houston**
  Mission Mars installation

- **Disney for D23 expo 2017**
  video booth

- **NBC for the start of NHL**
  video booth

- **Met Gala 2017**
  video booth

- **SF Motors**
  new models' launch

Why Invest?

Top-notch clients: Vogue, Space Center Houston, Disney, NBC, Samsung, Shakira, Drake, Marriott Edition Hotels,...

Experienced and professional team: 40+ years of professional experience combined in 3D visual technologies and entertainment.

Successful proof of concept: after launching in May 2015 we've grown to over 30 customers by 2019 and reached average gross monthly revenue of >100K and growing.

Expanding business: In addition to our b2b vertical which delivered $1.5mm in gross revenue in 2018, we will be pushing out a b2c vertical with our Digital Zoo concept to address 1B untapped b2c market opportunity.

High growth potential: brand-new digital experiences for mass audience and significant entry barriers for competitors on the rapidly expanding US Digital-out-of-Home market, which amounted for $3.2 billion in 2017.






DRAKE

link









SHAKIRA

link









SAMSUNG GALAXY UNPACKED FOR NOTE 10

link

Galaxy Watch Active & Fit

Galaxy S10 5G

Not just great for listening

135 bpm



TIMES SQUARE EDITION

link

10/39




LANDER

SPACE CENTER HOUSTON

link


OPPORTUNITY
MARS ROVER


MISSION MARS





MET GALA

link





BRAND WALL

HALSEY

SPACE CENTER HOUSTON

DVIDGUETA

America's Got Talent



Disney



Audi

AVANT GARDNER
BROOKLYN

ICON

SAMSUNG

THE BROOKLYN
MIRAGE

SF MOTORS

THE MET GALA

BET★


Lindsey STIRLING

CAA
Creative Artists Agency

J COLE


XO

POPCAAN

*Sila Sveta Inc may not have executed agreements directly with some of the above mentioned brands, as some projects were done through third-party agencies or production companies.





"LONELINESS"

Borealis festival

link

link

Market, Competition and Exit Options

Digital-Out-Of-Home Market in US was valued at $ 3,200 million in 2017, and is projected to reach at $ 8,393.30 million by 2023, growing at a CAGR of 12.60% from 2017 to 2023. Entertainment part of DOOH is also growing fast and started to consolidate recently.

There are two main competitors, which are **Moment Factory** and **Obscura Digital**, and more competing businesses and artists, like **The Mill**, **BureauBetak**, **Strangeloop Studios**, **Refik Anadol**, **Nonotak** etc., but the opportunity looms large and we are perfectly positioned to grab it. Sila Sveta differentiates itself on quality of execution, speed of delivery and high level of creativity, which is a unique combination in the industry.

A good example of exit strategy is the recent acquisition of Obscura Digital by The Madison Square Garden Company.



Company's Business

Sila Sveta Global is a one-stop shop for anything visual from product launch to live event to large-scale projection mapping. It is a highly creative full-cycle production studio which employs more than **70 people**.

Sila Sveta Inc. had been initially established as sister company to test the market in North America, identify most promising verticals, obtain proof of concept and then scale fast into fully fledged independent business unit, incorporating the whole value chain from ideation to production and delivery.

We can safely say that with successful delivery of content for the current Drake's tour and Jumbotron on Times Square in NYC we had passed the turning point. Sila Sveta Inc. is now ready for the contemplated transformation.

*Investors investing in this round will only be investing in Sila Sveta Inc, not Sila Sveta Global. The two entities share multiple business assets, including branding and personnel. Sila Sveta Inc will only be taking projects in the U.S., Canada, and Mexico, while Sila Sveta Global will be taking projects outside of the above-mentioned locations.



Company's Products and Services

As of today, Sila Sveta Inc. is mainly involved into work-for-hire projects for major agencies and brands. Our products and services for this vertical are:

• **PRE-PRODUCTION** — ideation and conceptualization,

• **DIGITAL CONTENT PRODUCTION AND POST-PRODUCTION,**

• **RESELLING PANASONIC DIGITAL PRODUCTS,**

• **EXECUTION ON-SITE** — technical support, maintenance and management.

We plan to continue to expand this line of business big-time as it's a reliable cash-cow. In regard to sales we will use a mix of proprietary sales effort, independent agents sourcing business for us and cooperation with CAA on case-by-case basis to land some major projects. At the same time, our focus will be shifting into MRR-generating verticals:

• **PERMANENT DIGITAL INSTALLATIONS** — immersive digital shows for general public. This new vertical will also support reselling of equipment in a major way, allowing us to control the whole value chain and establish commercial partnerships and collaborations.



Sales' Strategy

b2b "work-for-hire" vertical

Sila Sveta Inc. is currently in transit from door-to-door cold calling & mailing approach, which was a necessary evil, to what we call "endorsed sales" – each major project has a significant positive spillover effect bringing in new customers. We will concentrate on delivering one major "Instagrammable" project a quarter and properly support it with PR activity to reach out to ever more potential clients.

Also, ongoing online marketing & sales campaign is designed to become a major pipeline of qualified leads shortly.

Because of that, the company will split proprietary sales force into two branches:

- **"show biz"**, dealing with festivals, digital art exhibitions, concerts etc., and
- **corporate**, dealing with brands and agencies representing those.





b2c Vertical

PERMANENT DIGITAL INSTALLATIONS

Sila Sveta Inc. is designing and developing a turn-key digital production line (within one of the pitch ideas) which can be easily rolled out in multiple venues simultaneously. We will showcase it in one or two major cities, i.e. New York and Las Vegas, and then both use it as "pop-up shop" around the country and offer as a product to interested third parties on royalty-based model.

A separate revenue stream is proprietary merch, commercial partnerships (third party brand promo campaigns), collaborations.



DIGITAL ZOO

BASED ON

- large-scale projections,
- lighting,
- interactive
  immersive technologies,
- holograms,
- kinetics,
- decorations.





It's been getting more and more weird to visit a classic zoo with your kids to watch animals behind bars, barriers or glass and pretend to enjoy the experience. It became open secret that the animals are just trapped there, mightily stressed and hardly resemble themselves in the wild.

But what other options you have if your children want to see fauna they never seen before and flight to Kenia or Tanzania or even Yellowstone is not on your list of immediate things to do?

The answer is here: get to see and know them through innovative technology, with everyone safe and unharmed.









DIGITAL ZOO



DIGITAL ZOO

On the area between 5000 to 10000 sq.ft. (and the sky is the limit to the maximum size of the venue if the concept is successful as one may guess) we build a multilayered space split per habitats or animal species.

Such space is not fixed to accommodate just one of those – using wide-format projections we immerse the visitors into different worlds: desert, jungle, Siberian forest, ocean deep – just name it.

*This slide represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.





DIGITAL ZOO

By using holographic technologies, we can achieve an effect of presence so that our guests will be able to see in front of them any rare creature from anywhere in the world in miniscule detail. We'll visualize path of evolution for any of the species present in our show.

Needless to say, that such technology opens way to infinite developments and improvements, not allowing to get people bored as time goes by. And, contrary to classic zoo, we can incorporate the species long extinct or on the brink of extinction.

This slide represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.



DIGITAL ZOO

A powerful add-on is interactive attractions and physical contact – change of temperature, winds, rain, smell and touch.

You can watch 360° movies projected on cupola screens, touch lion and feel the warmth of its skin and powerful muscle beneath without risking becoming his next lunch or get into exoskeleton of male gorilla and feel his might or see the world with the eyes of an eagle. Difficult to experience it all in any other way.

This slide represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.



24/39

Financial Model
(in Transition)

During the first stage the financial model assumed that Sila Sveta Inc. is entitled to 7% of gross revenues from content part of the business and the whole margin from reselling of equipment (Sila Sveta Inc. is authorized Panasonic NA reseller). Working capital is financed by shareholders' loans and accounts payable.

Following the investment round Sila Sveta Inc. will gradually become operationally independent full-cycle production studio collecting all the gross margin itself to finance expansion – payroll, office rent, freelance & outsourcing, investment into proprietary permanent digital installations, newhires and working capital.

On top of that, new verticals described above will become a source of recurring revenue, combining proceeds from proprietary-run permanent installations with royalties from third-party operators.



Financial Projections b2b

	2019	2020	2021	2022
Gross Revenue total	6'000'000	10'000'000	25'000'000	50'000'000
Incl. Gross Revenue equipment	500'000	1'500'000	2'500'000	5'000'000
Gross Margin	2'400'000	4'000'000	10'000'000	20'000'000
Net Profit	400'000	1'000'000	6'000'000	12'500'000
Number of staff	10	15	20	25



*This slide reflects management's current views based on information currently available and is subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forwardlooking statements, and is under no duty to update any such statements to conform them to actual results.

Key Takeaways for Permanent Installation's Business Model

- **COST** for content development is borne only once.
- **LOCATION** is either to be rented or used on revenue-share model.
- **EQUIPMENT** rented/leased for the period of the show with the option to buy.
- **MERCHANDISE** – an important revenue stream with 35-50% margins
- **OPPORTUNITY FOR COLLABORATIONS WITH BRANDS** – product launches, endorsed sales etc.
- **AVERAGE TICKET PRICE** to competitors venues - $39, throughput – up to 1000 people a day.



Key Assumptions For the Model

- **LAUNCH IN 2020 IN NYC** followed by Las Vegas as proprietary show. Upon successful launch and fine-tuning of operations, to be offered as royalty-based product with revenue share of 15% starting in 2020. One new franchise a quarter until the end of 2022.

- **LAUNCH OF POP-UP VENUES AT 2020 IN CHICAGO, LOS ANGELES, SAN FRANCISCO AND MIAMI** one outlet per quarter. If works as planned, to be converted into permanent establishments.

- **AVG. TICKET PRICE** — $33; avg. throughput — 10000 people a month in proprietary venues, 5000 people a month in franchises, avg. merch spend per family of 3 — $50 with gross margin of 65%.

- **STANDARD FLOOR SPACE** — 5000 sq.ft. increase to 10000 sq.ft. is contemplated for successfulprojects with undercapacity.

- Content to be redesigned once a quarter starting from 2H 2020.



Financial Projections b2c

	2019-2020	2021	2022	2023
Revenue total		**9’200’000**	**24’470’000**	**33’160’000**
Ticket sales		7’200’000	17’820’000	23’760’000
Royalties		0	800’000	1’600’000
Merchandise/Collaborations		2’000’000	5’850’000	7’800’000
COGS		**4’680’000**	**9’040’000**	**12’120’000**
Salaries	500’000	3’080’000	4’240’000	6’320’000
Rent		600’000	1’800’000	2’800’000
Equipment	500’000	500’000	2’000’000	1’000’000
Content (re)design	500’000	500’000	500’000	2’000’000
Gross Profit		**4’520’000**	**15’430’000**	**21’240’000**
SG&A		**1’000’000**	**3’000’000**	**5’000’000**
Tax		750’000	3’729’000	4’812’000
Net Profit	**-1’500’000**	**2’270’000**	**8’710’000**	**11’368’000**
Number of staff	5	50	130	140



**This slide reflects management’s current views based on information currently available and is subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.*

Branding and IPR Protection

Sila Sveta views its brand as one of the most prized assets and takes it extremely seriously. With that in mind Sila Sveta Inc. had been registering a separate **digital magicians/d-mag** brand for retail vertical.

SILA SVETA INC.

Sila Sveta was registered with U.S. Trademark S/N 87568391 on 9/11/2018.



Digital Magicians had received the NOA on 09/25/2018 with U.S. Trademark SN 87519058.

We will duly submit further proof of use as required to complete registration.

Also, the most important proprietary content is being separately registered under copyright laws.



Marketing & PR

Trough trial and error Sila Sveta Inc. had established the following marketing policies. We work closely with professionals we trust, namely **TimesSq** PR agency.

1) CONTENT MARKETING: being in highly visual

industry, our main digital marketing platform for this is **Instagram**. We combine organic growth (collaborations with well known brands same as with Met Gala 2017 are always a major boost) with paid acquisition.

2) SEO — to gain visibility, traction and improve lead

conversion we had launched a separate web platform **www.videomapping.us** / **www.d-mag.us** to focus on industrial news, our best projects and projects of our competitors. This is the way to educate the market.

3) SEM — we run campaigns on Google aimed

to broaden our audience and obtain qualified leads.

4) EMAIL MARKETING — we have a proprietary

ever-growing database (circa 5000 unique verified contacts as of today) of decision-takers amongst our core customers: ad/event agencies, brands and venues.

5) GOVERNMENT AND CORPORATE TENDERS — we use TendersPage to sift

through orders and identify leads.

6) PR — we promote our best projects in online

and offline media such as Hollywood Reporter, Pin-Up, High-Snobiety etc. (see below).



link

THE Hollywood REPORTER

Drake's VFX Team Gives Inside Look at Tour Effects, Talks Meeting His High Standards

10:12 AM PDT 10/11/2018 by Christi Carras



Courtesy of Evgeny Arkhipov

Drake

The 'Scorpion' singer wanted "the best" visual effects for his 'Aubrey & the Three Amigos' tour with Migos.

Drake's creative vision was simple when it came to designing the visual effects for his 2018 concert tour with Migos.

"It should be the top of the top," said Sila Sveta senior vp Paulina Zakh, recalling the "In My Feelings" singer's lofty expectations. "It should be the best."



PIN–UP

link

https://pinupmagazine.org/articles/interview-sila-sveta-drake-scorpion-3d-visuals-scorpion

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STAGE FREIGHT: DISCUSSING THE 3D VISUALS FOR DRAKE'S SCORPION TOUR

By Felix Burrichter

Ever since it kicked off in Kansas City on August 12, 2018, Drake's current "Scorpion" tour (together with Migos) has been filling stadia across North America. Apart from being a commercial success the "Scorpion" tour is also setting new standards thanks to its innovative stage design. Working directly with Willo Perron, the visual wizard behind many iconic stage moments by the likes of Rihanna, Kanye West, and St. Vincent, team Drake introduces some startling effects such as a flying Ferrari and a swarm of lights (spoiler alert: they're both drones). As for the actual stage, it is reduced to a bare minimum: an elevated rectangular block, similar in size to a basketball field. But far from being simple, the entire stage is, in fact, a horizontal screen that projects customized visuals for each song, from a basketball field ("Nice for What") and a giant pool ("Hotling Bling"), to an iPhone display ("In My Feelings"). The deceptively simple set up is in fact highly complex, both from 3D animation standpoint as well as where the stage technology is concerned (the set-up LED floors with person-

Text by Felix Burrichter.
All images courtesy Evgeny Arkhipov for PIN–UP Online.

HIGHSNOBIETY

https://www.highsnobiety.com/p/silva-sveta-drake-tour-stage-interview/

Sila Sveta's Leads Spill All the Details About Designing Drake's Tour Stage

By Sydney Gore in Music · Oct 25, 2018 · 559 Shares · 0 Comments

559 Shares SHARE TWEET EMAIL COMMENTS

Sila Sveta

Anyone who has had the privilege of watching Drake perform live can verify that the man knows how to put on a show. Not only is his stage presence unmatched, but his attention to detail when it comes to the visual elements is also

link

DOCUMENT

https://www.documentjournal.com/2019/03/edition-hotels-is-reinventing-billboard-art-and-times-square-along-with-it/

DOCUMENT


Above The Fold
EDITION Hotels is reinventing billboard art—and Times Square along with it
Read time 3 minutes
BARCLAYS
HERSHEY'S CHOCOLATE WORLD
PEDESTRIAN FLOW ZONE
KEEP MOVING

Text by
Kaylee Warren
Posted
March 13, 2019

Robotic art projects and 3-D billboard installations are attracting New Yorkers to Times Square

Times Square is contemporarily known as the one-stop destination for tourists and the one spot New Yorkers avoid with more vigor than jury duty. Legendary Studio 54 founder and luxury hotelier Ian Schrager, however, is seducing New Yorkers back to the area with the commissioning of two public-facing art projects located on the Jumbotron billboard on the corner of 47th and Broadway in celebration of the opening of The

link

the Daily front row

https://fashionweekdaily.com/the-times-square-edition-alexander-mcqueen/

THE TIMES SQUARE EDITION PAYS HOMAGE TO ICONIC ALEXANDER MCQUEEN FASHION MOMENT

written by Charles Manning | March 12, 2019


THE
TIMES SQUARE
EDITION

Faith Lynch (Andrew Werner)

As part of a week of events celebrating the opening of the new EDITION hotel in Times Square, Ian Schrager has commissioned a public-facing art installation in collaboration with multimedia design studio Sila Sveta that pays homage to Alexander McQueen's iconic Spring 1999 fashion show. Specifically, the moment when model Shalom Harlow was spun on a wooden platform as two giant robotic arms sprayed her and her pristine, white dress with black and yellow paint.


Alexander McQueen Spring/Summer 1999, "No. 13"
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How We Intend to Spend Money

1/2

BEEFING UP A TEAM

- CEO
- Head of Tech/Reselling
- Art Director
- Creative Director
- 3D Designers
- Technicians

1/3

DESIGNING CONTENT FOR PERMANENT INSTALLATION

1/6

FINANCING WORKING CAPITAL, PR AND MARKETING



Team



ALEXANDER US

Cofounder
Creative Director

The lead creative force behind our studio and many of our most well known projects, from high profile presentations to touring stadium performances.



ALEXEY ROZOV

Cofounder
Executive Producer

Managing relationships with our clients and partners, new business and market development.



POLINA ZAKH

Vice President
Creative Producer

The studio lead on major projects including the Drake & Migos 2018 tour, the Disney D23 Expo, the 2017 Met Gala video booth, and more.



ANDREY KOSTYUK

Cofounder

Merchant banker and investment fund manager with 20 years of experience. He serves as CFO and Head of Investor Relations.



SVETA ERMOLAYEVA

US Producer

VFX on the Drake & Migos 2018 tour, Shakira 2018 tour, Samsung Galaxy Note8 Presentation in 2017, the holographic launch of the BMW 7 Series, Swan Lake, and many others.

*Alexander Us, Alexey Rozov, and Andrey Kostyuk are working part-time.



Thank You!

 f ∨

silasveta.com
http://seedinvest.com/sila.sveta